SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 12, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Hsinchu, Taiwan, Nov. 12, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that on November 8, 2013, ChipMOS TECHNOLOGIES, INC. (“ChipMOS Taiwan”), a 62.1% owned subsidiary of ChipMOS, entered into a settlement agreement (the “Agreement”) with Tessera Technologies, Inc. (“Tessera”) settling a previously disclosed technology licensing dispute. Under the Agreement, ChipMOS Taiwan, has agreed to pay Tessera US$1.38 million, including withholding tax, on all claims in the currently pending lawsuit. Tessera has agreed to irrevocably, unconditionally, fully and forever relieve, release, discharge and covenant not to sue ChipMOS Taiwan, its 100% owned subsidiary, ChipMOS USA, and its past, present and future Affiliates.